Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800

July 9, 2008

Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Rhapsody Acquisition Corp.
Pre-effective Amendments 2 and 3 to Registration Statement on Form S-4
Filed June 27, 2008 and July 1, 2008
File No. 333-150343

Dear Ms. Long:

On behalf of Rhapsody Acquisition Corp. (the “Company” or “Rhapsody”), we respond as follows to the Staff’s comment letter dated July 8, 2008 to the above-captioned registration statement on Form S-4. Page references in our responses correspond to the present version of the proxy statement/prospectus included as part of Amendment No. 4 to the registration statement, copies of which have been marked to note the changes from the above-referenced filing (however, the page references to the section headings taken from the Staff’s comment letter refer to the original pagination). We are also delivering three courtesy copies of such marked registration statement to Mr. Edward M. Kelly. Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.
Refer to prior comment 1, section 2 of the termination agreement filed as exhibit 10.10 to the registration statement, and section 1 (b) of the termination and exchange agreement filed as exhibit 10.11 to the registration statement. As disclosure on the prospectus' outside front cover page and elsewhere indicates, the foreign managers under the termination agreements also have the right to receive 52,667 shares of Rhapsody common stock for each of the fiscal years ending December 31, 2008 and 2009 during which Rhapsody achieves specified EBITDA milestones. Since the agreements were negotiated and entered into before the registration statement's filing, it appears that these shares were offered privately and should be removed also from the registration statement. Please revise.

The shares issuable to the two foreign managers upon achievement of the 2008 and 2009 EBITDA milestones have been removed from the registration statement.

2.
We note that in response to prior comment 8, you have removed Rhapsody from the explicit reference to purchasing shares from institutional investors, but instead state that Rhapsody may enter into transactions with such persons and others to provide them with incentives to acquire shares of Rhapsody's common stock or vote their shares in favor of the merger proposal. Please elaborate on the nature of these transactions and explain to us supplementally why such transactions are consistent with your disclosure in the IPO prospectus and charter conditions regarding the vote in favor of a transaction and limiting the percentage of shares that may be converted. Please tell us why Rhapsody’s engagement in such transactions or arrangements does not amount to ail indirect waiver of these conditions.

All references to Rhapsody as a potential participant to engage in transactions of the nature referred to have been removed and it is now affirmatively stated that Rhapsody will not engage in such transactions. The text on pages 21, 42, 48 and 156 of the proxy statement/prospectus has been revised accordingly.

Legal Proceedings, page 125

3.
We note your conclusion that your exposure to your legal proceedings is not material to your financial position. We repeat our prior comment 15 to expand your disclosures on the impact of the liability on your results of operations and liquidity. Refer to SAB Topic 5Y.

As a result of a review of SAB Topic 5Y, the “Legal Proceedings” disclosure on page 125 of the proxy statement/prospectus has been revised to clarify that Primoris believes that any insured losses, as well as any losses that might occur in addition to amounts already recognized for any uninsured legal proceedings, are not material, either singly or in the aggregate, to Primoris’s financial position, results of operations or liquidity.

Closing

On behalf of Rhapsody and Primoris, we confirm that each of them acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosures in the filings.

•	The Staff’s comments or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action on the filings.

•	It may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.
Very truly yours,

By:	/s/ Noah Scooler
Noah Scooler